Exhibit (e)(17)

DYNAVAX TECHNOLOGIES CORPORATION

NON-EMPLOYEE DIRECTOR COMPENSATION POLICY

EFFECTIVE DECEMBER 2025

Directors who are not Employees (“Non-Employee Directors”) shall receive equity and cash compensation as set forth below. Capitalized terms used in this Policy, unless otherwise defined herein, have the meaning given to them in the Company’s Amended and Restated 2018 Equity Incentive Plan (the “2018 Plan”) or any successor equity incentive plan, if applicable.

EQUITY COMPENSATION

1.1 Initial Grant; Subsequent Grant

Each Non-Employee Director shall be granted, automatically and without further action by the Board or the Compensation Committee of the Board, a Nonstatutory Stock Option (“NSO”) and a Restricted Stock Unit Award (“RSU”), together equal to the stock option equivalent of 57,000 shares of Common Stock (collectively, an “Initial Grant”) on the date on which such Non-Employee Director is first appointed or elected to the Board, using the methodology and subject to the terms and limitations and described below.

In addition, on the date of and immediately following each annual meeting of the Company’s stockholders, each Non-Employee Director who continues as a Non-Employee Director following such annual meeting shall be granted, automatically and without further action by the Board or the Compensation Committee of the Board, an NSO and an RSU, together equal to the stock option equivalent of 38,000 shares of Common Stock (collectively, a “Subsequent Grant”), using the methodology and subject to the terms and limitations and described below. Each Non-Employee Director’s first Subsequent Grant shall be pro-rated as follows based on the number of months that have elapsed since the date on which such Non-Employee Director was first appointed or elected to the Board:

Service Period from Initial Date of Appointment or Election	Pro-Rated Subsequent Grant
10 months or more	100% of grant (option equivalent of 38,000 shares)
7 months or more, but less than 10	75% of grant (option equivalent of 28,500 shares)
4 months or more, but less than 7	50% of grant (option equivalent of 19,000 shares)
1 month or more, but less than 4	25% of grant (option equivalent of 9,500 shares)
Less than 1 month	No grant

Each Initial Grant and each Subsequent Grant will be delivered such that approximately 75% of the value is delivered as an NSO and approximately 25% of the value is delivered as an RSU, using the methodology for determining actual share amounts and the stock option to restricted stock unit award ratio most recently approved by the Board or the Compensation Committee of the Board and subject to any limits on compensation payable to Non-Employee Directors contained in the 2018 Plan or any successor plan, as applicable. To the extent necessary to reduce the size of an Initial Grant or a Subsequent Grant to comply with any limit set forth in the 2018 Plan or any successor plan, as applicable, the number of option equivalent shares shall be reduced automatically and without further action by the Board or the Compensation Committee of the Board to the amount necessary to comply with such limit and then the methodology described in the first sentence of this paragraph shall be applied.

The Initial Grants and the Subsequent Grants shall be granted under and subject to the terms and conditions of the 2018 Plan, or any successor plan (including, but not limited to, any limits on compensation payable to non-employee directors contained in the 2018 Plan or any successor plan), and the terms of the award agreements entered into with each Non-Employee Director in connection with such awards. In the event of any inconsistency between the 2018 Plan, or any successor plan, and this Non-Employee Director Compensation Plan, this Non-Employee Director Compensation Policy shall control.

1.2 NSO Vesting; RSU Vesting and Settlement

Each Initial Grant shall vest as follows: 1/3rd of the shares vest on each of the one, two and three year anniversaries of the date of grant, such that the NSO will be fully vested and exercisable and the RSU will be fully vested three years after the date of grant, subject to the Non-Employee Director’s Continuous Service through the applicable vesting date.

Each Subsequent Grant shall vest as follows: 100% of the shares vest on the one-year anniversary of the date of grant, such that the NSO will be fully vested and exercisable and the RSU will be fully vested one year after the date of grant, subject to the Non-Employee Director’s Continuous Service through the applicable vesting date.

Subject to the next sentence, each RSU shall be settled at the time set forth in the applicable award agreement, provided that in no event shall any portion of an RSU subject to a Non-Deferral Election (as defined below) be settled later than March 15 of the calendar year immediately following the calendar year in which such portion of the RSU vests. Unless a Non-Employee Director timely submits a valid election to the contrary (a “Non-Deferral Election”), receipt of the shares of Common Stock issuable upon vesting of RSUs shall be deferred until the earlier of (i) the date that is ninety (90) days after “separation from service” (as defined in Treasury Regulations Section 1.409A-1(h), without regard to alternate definitions thereunder) as a director and (ii) a Change in Control (as defined in the 2018 Plan or any successor plan) that also constitutes a “change in control event” (as determined under Treasury Regulations Section 1.409A-3(i)(5)); provided, that such deferral is (a) in compliance with Section 409A of the Internal Revenue Code of 1986, as amended, and the Department of Treasury final regulations and guidance thereunder (“Section 409A”), and (b) pursuant to such terms and conditions as the Board or the Compensation Committee of the Board may determine in its discretion. Non-Deferral Elections shall be made pursuant to an election form approved by the Board or the Compensation Committee.

1.3 NSO Exercise Price; RSU Consideration

The exercise price per share of Common Stock of each NSO shall be 100% of the Fair Market Value per share on the date of grant. With respect to RSUs, no payment to the Company will be required in connection with vesting or the issuance of shares of Common Stock.

CASH COMPENSATION

1.4 Annual Fees

Each Non-Employee Director shall receive an annual retainer fee of $50,000, except that the Chairperson of the Board shall receive an annual retainer fee of $100,000. Such annual retainer fees will be paid in quarterly installments, in advance, at the beginning of each fiscal quarter.

1.5 Committee Fees

The Chairperson of the Audit Committee shall receive an annual retainer of $25,000, and each additional member of the Audit Committee shall receive an annual retainer of $12,500.

The Chairperson of the Compensation Committee shall receive an annual retainer of $20,000, and each additional member of the Compensation Committee shall receive an annual retainer of $10,000.

The Chairperson of the Nominating and Governance Committee shall receive an annual retainer of $10,000, and each additional member of the Nominating and Governance Committee shall receive an annual retainer of $5,000.

Such annual retainer fees will be paid in quarterly installments, in advance, at the beginning of each fiscal quarter.

1.6 Pro-Rated Fees and Limit on Fees

If a Non-Employee Director joins the Board or a committee of the Board effective as of a date other than the first day of a fiscal quarter, the first quarterly installment for each applicable annual retainer fee set forth above will be pro-rated, based on the number of days served in the fiscal quarter of appointment, with regular full quarterly installments made thereafter. All annual cash retainers fees are vested upon payment.

All annual cash retainer fees are subject to any limits on compensation payable to non-employee directors contained in the 2018 Plan or any successor plan. To the extent necessary to reduce the cash retainer fees to comply with any limit set forth in the 2018 Plan or any successor plan, as applicable, such fees shall be reduced automatically and without further action by the Board or the Compensation Committee of the Board to the amount necessary to comply with such limit.

1.7 Travel and Related Costs

Reasonable travel and related costs associated with attending Board and committee meetings, and/or incurred in connection with the performance of Board business, shall be reimbursed. The Board member is required to submit proper documentation for reimbursement.

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